SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549






FORM 11-K

ANNUAL REPORT






Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


For the fiscal year ended December 31, 1996



ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES



ROCKWELL INTERNATIONAL CORPORATION
2201 Seal Beach Boulevard
Seal Beach, California  90740

ALLEN-BRADLEY COMPANY, INC.
ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR
SALARIED EMPLOYEES
Financial Statements for the Years Ended
December 31, 1996 and 1995 Supplemental
Schedules for the Year Ended December 31,
1996 and Independent Auditors' Report

ALLEN-BRADLEY SAVINGS AND INVESTMENT
PLAN FOR SALARIED EMPLOYEES
TABLE OF CONTENTS
                                                           Page
INDEPENDENT AUDITORS' REPORT                                  	1
FINANCIAL STATEMENTS FOR THE YEARS ENDED
	DECEMBER 31, 1996 AND 1995:
	Statements of Net Assets Available for Benefits            	2-4
	Statements of Changes in Net Assets Available for Benefits 	5-7
	Notes to Financial Statements                              	8-12
SUPPLEMENTAL SCHEDULES FOR THE
  YEAR ENDED DECEMBER 31, 1996:
	Item 27a - Schedule of Assets Held for Investment Purposes  	13
	Item 27d - Schedule of Reportable Transactions              	14
SIGNATURES                                                  	S-1
EXHIBIT:

  INDEPENDENT AUDITORS' CONSENT                             	S-2

INDEPENDENT AUDITORS' REPORT

To the Allen-Bradley Savings and Investment Plan for Salaried Employees and Participants therein:
We have audited the accompanying financial statements of the Allen-Bradley Savings and Investment Plan for Salaried Employees, formerly known as the Allen-Bradley Employee Savings Plan for Salaried Employees, as of December 31, 1996 and 1995 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1996 and 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 20, 1997

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
                                                 SUPPLEMENTAL INFORMATION BY FUND
                                                       Participant Directed
                                        Guaranteed     Fixed                  Intermediate
                          December 31,    Return       Income    Diversified    Term Bond
                             1996          Fund         Fund        Fund          Fund     Loan Fund
Pooled insurance
  contract fund          $172,537,723  $172,537,723
Pooled investment funds    80,494,866                $3,957,349  $70,519,498  $6,018,019
Money market fund             523,381                        22          264          23
Participant loans           4,459,443                                                     $4,459,443
Common stock-
  Rockwell International
  Corporation              18,855,667
Common Stock -
  The Boeing Company        1,226,895

   Total investments      278,097,975   172,537,723   3,957,371   70,519,762   6,018,042   4,459,443

Receivables:
Contributions receivable -
  employee                    761,328       256,979           -      404,850      35,954
Contributions receivable -
  employer                    359,272
Income receivable              11,455            28         118        5,718         139
  Total receivables         1,132,055       257,007         118      410,568      36,093


TOTAL ASSETS AND
  NET ASSETS AVAILABLE
  FOR BENEFITS           $279,230,030  $172,794,730  $3,957,489  $70,930,330  $6,054,135  $4,459,443

See notes to financial statements

(Continued on next page)

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
                                                 SUPPLEMENTAL INFORMATION BY FUND
                              Non-Participant     Participant              Non-Participant
                                 Directed           Directed                  Directed
                                 Rockwell           Rockwell           Boeing            Boeing
                                  Stock              Stock             Stock             Stock
                                  Fund A             Fund B            Fund C            Fund D
Pooled insurance
  contract fund
Pooled investment funds
Money market fund               $    80,607       $   442,465
Participant loans
Common stock-
  Rockwell International
  Corporation                    15,824,822         3,030,845
Common Stock -
  The Boeing Company                                                 $1,101,333          $125,562

   Total investments             15,905,429         3,473,310         1,101,333           125.562

Receivables:
Contributions receivable -
  employee                                             63,545
Contributions receivable -
  employer                          359,272
Income receivable                     1,652             3,800
   Total Receivables                360,924            67,345


TOTAL ASSETS AND
  NET ASSETS AVAILABLE
  FOR BENEFITS                 $ 16,266,353        $3,540,655        $1,101,333          $125,562

See notes to financial statements

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995

                                                     SUPPLEMENTAL INFORMATION BY FUND

                                                                                                   Non-Participant
                                                           Participant Directed                       Directed
                                       Guaranteed     Fixed                  Intermediate              Rockwell
                        December 31,     Return       Income    Diversified    Term Bond                Stock
                           1995          Fund         Fund        Fund          Fund     Loan Fund     Fund A
Pooled insurance
  contract fund          $176,372,360  $176,372,360
Pooled investment funds    46,838,329                $3,011,553  $38,778,161  $5,048,615
Money market fund             698,030                                                                 $  698,030
Participant loans           1,924,114                                                     $1,924,114
Common stock-
  Rockwell International
  Corporation               3,127,715                                                                  3,127,715

    Total investments     228,960,548   176,372,360   3,011,553   38,778,161   5,048,615   1,924,114   3,825,745

Contributions receivable    1,401,333       121,658      32,722      664,995      75,272                 506,686

Interfund transfers                        (166,661)     (3,356)      60,760     (10,691)    119,948


TOTAL ASSETS AND
  NET ASSETS AVAILABLE
  FOR BENEFITS           $230,361,881  $176,327,357  $3,040,919  $39,503,916  $5,113,196  $2,044,062  $4,332,431


See notes to financial statements


ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                                Participant Directed
                                             Guaranteed    Fixed                  Intermediate
                               December 31,     Return      Income    Diversified    Term Bond
                                   1996          Fund       Fund         Fund          Fund     Loan Fund
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                    $     28,681   $     3,544   $      145 $     6,093    $     214  $
  Dividends                        205,537
  Net appreciation
    in fair value of
     investments                24,005,727    11,609,299   $  157,294   9,594,160      158,778
       Total investment
         income                 24,239,945    11,612,843      157,439   9,600,253      158,992
Contributions received
 or receivable from:
   Employer                     10,726,735
   Participants                 24,304,980     9,126,179      787,458  12,549,507    1,145,500
     Total contributions        35,031,715     9,126,179      787,458  12,549,507    1,145,500
     Total additions            59,271,660    20,739,022      944,897  22,149,760    1,304,492
DEDUCTIONS FROM PLAN ASSETS:
 Payments to participants
   or beneficiaries             13,006,394    11,567,464      101,181     442,095       25,090     676,342
 Administrative expenses            32,117                     32,117
     Total expenses             13,038,511    11,567,464      133,298     442,095       25,090     676,342
   Net income (loss)            46,233,149     9,171,558      811,599  21,707,665    1,279,402    (676,342)
NET TRANSFERS BETWEEN FUNDS              -   (12,704,185)  (2,558,871)  9,785,242     (338,463)  3,091,723
TRANSFERS TO(FROM) THE PLAN      2,635,000                  2,663,842     (66,493)

NET INCREASE (DECREASE)         48,868,149    (3,532,627)     916,570  31,426,414      940,939   2,415,381
NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF
 YEAR                          230,361,881   176,327,357    3,040,919  39,503,916    5,113,196   2,044,062

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR    $279,230,030  $172,794,730   $3,957,489 $70,930,330   $6,054,135  $4,459,443

                                                                   (continued on next page)
See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
                                                 SUPPLEMENTAL INFORMATION BY FUND
                              Non-Participant     Participant              Non-Participant
                                 Directed           Directed                   Directed
                                 Rockwell           Rockwell          Boeing            Boeing
                                  Stock              Stock             Stock             Stock
                                  Fund A             Fund B           Fund C            Fund D
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                    $    13,585         $    5,100

  Dividends                       196,812              8,725
  Net appreciation
    in fair value of
     investments                2,152,233            208,681        $  112,460         $ 12,822
       Total investment
         income                 2,362,630            222,506           112,460           12,822
Contributions received
 or receivable from:
   Employer                    10,726,735
   Participants                                      696,336
     Total contributions       10,726,735            696,336                 -                -
     Total additions           13,089,365            918,842           112,460           12,822
DEDUCTIONS FROM PLAN ASSETS:
 Payments to participants
   or beneficiaries               184,085             10,137
 Administrative expenses
     Total expenses               184,085             10,137                 -                -
   Net income (loss)           12,905,280            908,705           112,460           12,822
NET TRANSFERS BETWEEN FUNDS        (5,906)         2,730,460
TRANSFER TO(FROM) THE PLAN       (965,452)           (98,510)          988,873          112,740

NET INCREASE (DECREASE)        11,933,922          3,540,655         1,101,333          125,562
NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF
 YEAR                           4,332,431                  -                 -                -

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR   $ 16,266,353         $3,540,655        $1,101,333         $125,562

See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                                                                           Non-Participant
                                                             Participant Directed                              Directed
                                            Guaranteed    Fixed                    Intermediate                Rockwell
                              December 31,    Return      Income     Diversified     Term Bond                   Stock
                                  1995         Fund        Fund         Fund          Fund       Loan Fund      Fund A
ADDITIONS TO PLAN ASSETS:
Earnings from investments:
  Interest                   $ 14,005,091  $13,997,989                $     113     $     873                  $    6,116
  Dividends                         4,253                                                                           4,253
  Net appreciation
    (depreciation) in fair
    value of investments          302,814                $   15,426     (36,757)       53,524                     270,621
       Total investment
         income (loss)         14,312,158   13,997,989       15,426     (36,644)       54,397                     280,990
Contributions received
 or receivable from:
   Employer                     9,065,723    5,011,844                                                          4,053,879
   Participants                21,899,553   20,127,393       66,958   1,546,874       158,328
     Total contributions       30,965,276   25,139,237       66,958   1,546,874       158,328                   4,053,879
     Total additions           45,277,434   39,137,226       82,384   1,510,230       212,725                   4,334,869
DEDUCTIONS FROM PLAN ASSETS:
 Payments to participants
   or beneficiaries            11,742,472   11,683,199       (6,213)     67,200        (4,152)                      2,438
   Net income                  33,534,962   27,454,027       88,597   1,443,030       216,877                   4,332,431

NET TRANSFERS BETWEEN FUNDS                (47,953,589)   2,952,322  38,060,886     4,896,319    $2,044,062
TRANSFER FROM RELATED PLAN

NET INCREASE (DECREASE)        33,534,962  (20,499,562)   3,040,919  39,503,916     5,113,196     2,044,062     4,332,431
NET ASSETS AVAILABLE FOR
 BENEFITS, BEGINNING OF
 YEAR                         196,826,919  196,826,919

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR   $230,361,881 $176,327,357   $3,040,919 $39,503,916    $5,113,196    $2,044,062    $4,332,431

See notes to financial statements.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
1.	DESCRIPTION OF PLAN
The following brief description of the Allen-Bradley Savings and
Investment Plan for Salaried Employees (the "Plan") is provided for general information purposes only.  Prior to October 1, 1995, the Plan's name was the Allen-Bradley Employee Savings Plan for Salaried Employees. Participants should refer to the Plan document for more complete information.
a.	General - The Plan is a defined contribution savings plan established by Allen-Bradley Company, Inc. (the "Company").  The Company is a
wholly-owned subsidiary of Rockwell International Corporation
("Rockwell").  The Savings Plan Benefit Committee and the Plan
Administrator control and manage the operation and administration of the Plan.  Effective October 1, 1995, Wells Fargo, N.A. (formerly
First Interstate Bank of California) became the trustee of the Plan assets.  Prior to that time an officer of the Company was trustee of the Plan assets.  The Plan is subject to the provisions of the
Employee Retirement Income Security Act of 1974.
	The Plan is composed of nine funds: (i) the Fixed Income Fund, which invests primarily in debt securities with maturities of three years or less; (ii) the Diversified Fund, which invests primarily in stocks, bonds and other corporate securities, except those issued by Rockwell;
(iii) the Guaranteed Return Fund, which invests in insurance company contracts providing a guarantee of principal and stated rate of interest for a specified period; (iv) the Intermediate Term Bond Fund, which invests in U. S. Treasury and government agency bonds  with intermediate maturities averaging five years or less; (v) the Loan
Fund, representing outstanding participant loan balances; (vi) Stock
Funds A and B, which invest in or hold the common stock and the Class
A Common Stock of the Company and (vii) Stock Funds C and D which invest in or hold the Common Stock of The Boeing Company ("Boeing").
See Footnote 6 for additional information regarding Boeing. Prior to
October 1, 1995, generally all contributions were invested in a pooled guaranteed insurance contract fund. The operating results of such fund prior to October 1, 1995 are included with the Guaranteed Return
Fund for 1995.  The Rockwell Class A Common Stock was converted to
Common Stock effective February 23, 1997.
b.	Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 14% of compensation, as defined in the Plan.  Participant contributions can be made either before or after U.S. federal taxation of a
participant's compensation.  However, a participant's contribution on a before-tax basis is limited to 9% of the participant's base compensation for non-highly compensated participants and to 8% for
	highly compensated participants. In addition, the Company contributes out of its current or accumulated earnings and profits, but not otherwise, an amount equal to 50% of the total amount of participant contributions provided that such amount shall not exceed an amount equal to 3% of compensation, less the amount of any forfeitures as provided by the Plan.  Effective October 1, 1995, the Plan was amended to provide for a variable Company match ranging from 50% to 100% of a participant's contributions, provided that such amount does not exceed
6% of a participant's base compensation.  The percentage match is determined based on consolidated net sales growth of Rockwell
Automation.  Company contributions, effective October 1, 1995, are made in the form of cash or common stock of Rockwell or any
combination thereof.
c.	Investment Elections - Participants may elect to have their
participant contributions made to (i) the Fixed Income Fund; (ii) the Diversified Fund; (iii) the Guaranteed Return Fund; (iv) the
Intermediate Bond Fund; (v) the Stock Fund B; or in 5% increments among any or all of the above funds.  Company contributions are made entirely to the Rockwell Stock Fund A. Participants with units in the Guaranteed Return Fund may elect to convert all or a part of their percentage interest in an insurance contract into units in other funds as the insurance contracts held within the Guaranteed Return Fund expire.
d.	Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of the month, which is generally the last stock-trading day of the month.  However, voting rights are extended to participants in proportion to their interest in Rockwell Common Stock held in Stock Fund A and Stock Fund B, as represented by common units.  Between valuation dates, contributions to and withdrawal payments from each fund are converted to units by dividing the amount of such transactions by the unit value as last determined, and the participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
e.	Vesting - Each participant is fully vested at all times in the portion of a participant's account which relates to the participant's contributions and earnings thereon. Upon termination of employment, participants may receive their account balance, to the extent vested, in the form of a lump sum payment, installment payments or an annuity contract from a legal reserve life insurance company. Amounts contributed after October 1, 1995 will no longer be distributed in the form of an annuity contract from a legal reserve life insurance policy. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service. Partial vesting occurs at a rate of 20% per year of credited service. Vesting prior to October 1, 1995 was based on participation in the Plan. Participant before-tax contributions can be withdrawn provided the participant has either attained the age of 59-1/2 or is able to demonstrate financial hardship.


f.	Loans - A participant may obtain a loan in an amount as defined in the
Plan (not less than $1,000 and not greater than $50,000 or 50% of the participant's account balance) from the balance of the participant's account.  Interest is charged at a rate equal to the prime rate plus
1%.  The loans can be repaid through payroll deductions over periods ranging from 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full after a minimum of 12 months.  Payments of principal and interest are credited to the participant's account.  Participants may have only one outstanding loan at a time.
g.	Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan. Forfeitures revert to the Company and reduce the Company's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan, the participant's account will be restored.
h.	Benefit Claims Payable - Distributions and withdrawals from
participant's accounts may be made at any time effective October 1,
1995.  Prior to that time, distributions and withdrawals were made quarterly. As of December 31, 1996 and 1995, net assets available for benefits included benefits of $1,203,020 and $440,515, respectively, due to participants who have withdrawn from participation in the Plan or who have requested partial distributions.
i.	Priorities Upon Termination of the Plan - The Company has the
authority to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's employer contributions account will be fully vested.
Benefits under the Plan will be provided solely from the Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a. Valuation of Pooled Insurance Contract Fund - At December 31, 1996 and 1995, the investment in the pooled insurance contract fund is valued at fair value. In September 1994, the American Institute of Certified
Public Accountants issued Statement of Position 94-4 "Reporting of
Investment Contracts Held by Health and Welfare Benefit Plans and
Defined Contribution Plans" ("SOP"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. According to the provisions of SOP 94-4, the pooled insurance contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statements of net assets available for benefits at December 31, 1996 and 1995. The crediting interest rate at December 31, 1996 for the contract was 6.27%.

b.	Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Company and Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.
c. Valuation of Money Market Fund - Investments in a money market fund are stated at fair value, which is equivalent to cost.
d. Valuation of Rockwell Common Stock and Boeing Common Stock -
Investments in Rockwell and Boeing Common Stock are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year.
e. Expenses - The Plan's expenses are paid by the Plan or the Company, as provided by the Plan document.

f. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contigent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.


3.	INVESTMENTS
The Plan's investments which exceeded 5% of the Plan's net assets as of December 31, 1996 and 1995 are as follows:
                                                1996          1995
Guaranteed Return Fund
  (Pooled Insurance Contract Fund)         $172,537,723   $170,372,360
Diversified Fund (Pooled Equity Fund)        70,519,498     38,778,101
Corporate Stock - Rockwell Common Stock      18,855,667

4.	UNIT VALUES

Participation units outstanding and participants' equity per unit at December 31, 1996 and 1995 are as follows:
                                                           Participants'
                                                            Equity Per
         1996                       Units Outstanding           Unit


Guaranteed Return Fund                 156,405,352             $1.092
Fixed Income Fund                        3,578,602              1.073
Diversified Fund                        58,284,436              1.227
Intermediate Term Bond Fund              5,787,393              1.056
Rockwell Stock Fund A                   13,381,817              1.222
Rockwell Stock Fund B                    3,578,925              1.067
Boeing Stock Fund C                        987,457              1.114
Boeing Stock Fund D                        238,553              1.114

                                                            Participants'
                                                             Equity Per
         1995                       Units Outstanding           Unit


Guaranteed Return Fund                 173,363,008             $1.023
Fixed Income Fund                        2,984,219              1.019
Diversified Fund                        38,881,807              1.016
Intermediate Term Bond Fund              4,988,484              1.025
Rockwell Stock Fund A                    4,018,853              1.078

5.	TAX STATUS
The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan was not timely amended to bring it into compliance with the requirements of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988. The Company voluntarily requested to correct the defect under the Closing Agreement Program of the Internal Revenue Service. Under this program, the Company amended the Plan on September 28, 1995, to bring the Plan into compliance. On June 11, 1996, the Company and the Internal Revenue Service entered into a signed closing agreement in which the Internal Revenue Service concluded that it will treat the Plan as having been timely amended for purposes of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988 with respect to plan years beginning after December 31, 1986. As part of the agreement, the Company paid $67,500 in penalties.
The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under
Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1996. Therefore, no provision for income taxes is included in the Plan's financial statements.
6.	CHANGES IN THE PLAN
On December 6, 1996, the Company divested its former Aerospace and Defense businesses to Boeing by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. Also effective December 6, 1996, Stock Funds C and D consisting of Boeing Common Stock and representing matching and participant contributions made prior to December 6, 1996, respectively, have been added to the Plan.

ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996

        Column B                   Column C         Column D       Column E

                                Description of
                             Investment, Including
    Identity of Issue,        Collateral, Rate of
   Borrower, Lessor or      Interest, Maturity Date,
     Similar Party           Par or Maturity value    Cost      Current Value

Pooled Insurance Contract Fund:

  Guaranteed Return Fund (1)  Pooled insurance
                                contract fund
                               156,405,352 units   $159,545,198   $172,537,723

Pooled Investment Funds:

  Diversified Fund (1)        Pooled equity fund;
                               58,284,436 units      61,080,404     70,519,498

  Fixed Income Fund (1)       Pooled income fund;
                               3,578,602 units        3,849,002      3,957,349

  Intermediate Term           Pooled bond fund;
    Bond Fund (1)              5,787,393 units        5,809,355      6,018,019

Total Pooled Investment Funds                        70,738,761     80,494,866

*Rockwell International
   Corporation                Common stock,
   Common Stock               309,744 shares         16,351,186     18,855,667

The Boeing Company            Common stock
   Common Stock               11,520 shares             961,404      1,226,895

*Loans to Participants        Notes, 9.75% due
                               12 to 60 months
                               from date of loan      4,459,443      4,459,443
Money Market Funds:

*Wells Fargo, N.A.            Pacific American Fund
                                U.S. Treasury           523,381        523,381

TOTAL INVESTMENTS                                  $252,579,373   $278,097,975

* Party-in-interest

(1)  Pooled funds held by Wells Fargo, N.A. as trustee.



ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1996
     COLUMN A                       COLUMN B                   COLUMN C      COLUMN D    COLUMN G     COLUMN H     COLUMN I
                                                                                                    Current Value
                                                                                                     of Asset on
    Identity of                                                Purchase       Selling     Cost of    Transaction    Gain or
   Party Involved              Description of Asset              Price         Price       Asset         Date       (Loss)

SERIES TRANSACTIONS:

Wells Fargo, N.A.           Pooled Insurance Contract Fund    $ 8,964,527               $ 8,964,527   $ 8,964,527

Wells Fargo, N.A.           Pooled Insurance Contract Fund                  $24,407,134  23,036,568    24,407,134  $1,370,566


Wells Fargo, N.A.           Pooled Equity Fund                 23,036,230                23,036,230    23,036,230

Wells Fargo, N.A.           Pooled Equity Fund                                1,535,626   1,417,972     1,535,626     117,654

Rockwell Int'l. Corp.       Common Stock                       12,462,853                12,462,853    12,462,853

Wells Fargo, N.A.           Pacifica Treasury                  13,658,131                13,658,131    13,658,131

Wells Fargo, N.A.           Pacifica Treasury                                15,730,293  15,730,293    15,730,293

Wells Fargo, N.A.           Stage Coach Treasury               21,230,888                21,230,888    21,230,888

Wells Fargo, N.A.           Stage Coach Treasury                             20,782,438  20,782,438    20,782,438


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.


	ALLEN-BRADLEY SAVINGS AND INVESTMENT PLAN
	FOR SALARIED EMPLOYEES

                                                     By    A. J. Spigarelli
                                                           A. J. Spigarelli
                                                          Plan Administrator


Date:  June 30, 1997










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














INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-00705 of Rockwell International Corporation on Form S-8, and the Prospectus dated February 5, 1996 with respect to the Securities covered thereby, of our report dated June 20, 1997, appearing in this Annual Report on Form 11-K of the Allen-Bradley Savings and Investment Plan for Salaried Employees for the year ended December 31, 1996.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 30, 1997